Exhibit 12.1

YUM! Brands, Inc.

Ratio of Earnings to Fixed Charges Years Ended 2005-2001

(in millions except ratio amounts)

	53 Weeks	52 Weeks
	2005	2004	2003	2002	2001
Earnings:
Pretax income from continuing operations before cumulative effect of accounting changes	$1,026	$1,026	$886	$858	$733

50% or less owned Affiliates’ interests, net	(8)	2	1	(7)	(7)

Interest expense	148	145	185	180	172

Interest portion of net rent expense	179	164	147	111	93

Earnings available for fixed charges	$1,345	$1,337	$1,219	$1,142	$991
Fixed Charges:
Interest expense	$148	$146	$185	$180	$172

Interest portion of net rent expense	179	164	147	111	93

Total fixed charges	$327	$310	$332	$291	$265

Ratio of earnings to fixed charges(a)	4.11	4.31	3.67	3.92	3.74

(a)

Included the impact of Wrench litigation income of $2 million in 2005 and $14 million in 2004 and expense of $42 million in 2003 and AmeriServe and other credits of $2 million in 2005, $16 million in 2004, $26 million in 2003, $27 million in 2002 and $3 million in 2001. Excluding the impact of the Wrench litigation expense and AmeriServe and other credits, the ratio of earnings to fixed charges would have been 4.10, 4.22, 3.72, 3.83, and 3.73 for the fiscal years ended 2005, 2004, 2003, 2002, and 2001, respectively.